Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC'S EXABLATE NEURO SYSTEM HAS BEEN

APPROVED BY CMS FOR U.S. COVERAGE FOR THE TREATMENT OF ESSENTIAL TREMOR

Tel Aviv, Israel, November 16, 2016, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today that it was informed by INSIGHTEC Ltd. ("INSIGHTEC"), that the Centers for Medicare and Medicaid Services (the "CMS") assigned a status to the Exablate Neuro treatment for Essential Tremor, moving it from a non-payable status indicator to one that allows reimbursement.

The CMS decision is one of several steps toward gaining appropriate reimbursement for MRgFUS for essential tremor. This needs to be followed by CMS regional offices approval to the reimbursement for the Exablate Neuro treatment, for their patients.

According to the CMS's recommendation, the Exablate Neuro was assigned a reimbursement code with a payment level of $9751.

The CMS is part of the U.S. Department of Health and Human Services, and it oversees, among its other functions, Medicare (the federal health insurance program for the elderly, [which are the main group of potential patients for the Exablate Neuro treatment]), and Medicare reimbursement rates for healthcare providers that use federally certified health IT systems.

At this stage, INSIGHTEC is unable to estimate the implications of the CMS's recommendation on INSIGHTEC.

INSIGHTEC’s Exablate Neuro platform is transforming medicine by presenting a non-invasive treatment alternative that combines two technologies: Focused Ultrasound, which is used to lesion the targeted tissue deep in the brain, and Magnetic Resonance Imaging (MRI), which is used to guide the ultrasound waves to the specific target tissue and provide real-time feedback on treatment progress and outcomes.

Essential tremor is the most common movement disorder, affecting millions people worldwide. It is a progressive and debilitating neurological condition that causes a rhythmic trembling of the hands, head, voice, legs or trunk.

The Company holds approximately 89.9% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (85.6% on a fully diluted basis) which, in turn, holds approximately 31.3% of the share capital in INSIGHTEC (26.6% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com